Exhibit 21

Cygne Designs, Inc. and Subsidiaries

Subsidiaries of Cygne Designs, Inc.

Subsidiary	Jurisdiction of Organization or Incorporation
Cygne Guatemala, S.A.	Guatemala
MBS Internacional, S.A.	Guatemala